MIND CTI Press Release
For Immediate Release

MIND CTI Reports 24% Rise in Revenue and $0.04 Profit per Share

* Board of Directors approves new Dividend Policy

Key Highlights

- Revenues were $3.11 million, a 24% increase over the second quarter of 2002.
- Sequential revenue growth of 10%.
- Net income was $806 thousand or $0.04 per diluted share.
- Cash positive from operations for seven consecutive quarters.
- 4th consecutive quarter of revenue growth and improved profitability of operations.
- Four new customers around the world.

Yoqneam, Israel, July 16, 2003—MIND C.T.I. LTD. (NASDAQ: MNDO), a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content, today announced results for the second quarter ended June 30, 2003.

Monica Eisinger, President and CEO, commented: "The success of our second quarter validates the strategy of our customer-oriented business model, our strategy of increased activity in Europe as well as our company's cost structure. During the quarter, we continued to experience key customers expanding the scale of the network supported by our software. Additionally, we continue to win new business, with increased deal size. We expect to continue to experience growth in the near future".

As of June 30, 2003, we had 169 employees in our offices in the United States, Europe, China and Israel.

Financial Highlights of Q2 2003

- Revenues were $3.11 million, a 24% increase over the second quarter of 2002.
- Operating income was $265 thousand, an increase of 36% over the first quarter of 2003, and interest income was $571 thousand.
- Net income was $806 thousand or $0.04 per diluted share, compared with a net loss of $145 thousand or $0.01 loss per share in the second quarter of 2002.
- Cash flows from operations were $814 thousand.
- Cash position increased by $1.06 million to $45.7 million on June 30, 2003.

Six Months Financial Highlights

- Revenues were $5.93 million, a 21% increase over the first six months of 2002.
- Operating income was $460 thousand, versus a loss of $1.33 million in the first six months of 2002.
- Net income was $1.64 million or $0.08 per diluted share, compared with a net loss of $780 thousand in the first six months of 2002.
- Cash flows from operations were $2.07 million.

Sales Highlights

- H3G Italy, a Hutchison Whampoa subsidiary and the first multimedia mobile operator in Italy, expanded the existing MIND solution for 3G mobile services. The MIND platform at H3G enables diverse content services for prepaid and post-paid subscribers and is part of the Services Enabler System – one of the critical components within the H3G network. The expansion includes license upgrade as well as additional professional services to be supplied by MIND.

- ARtelecom, a subsidiary of Romtelecom and a major ISP in Romania, expanded the MIND billing platform in order to quickly deploy new VoIP services. The existing solution was implemented a year ago to support a variety of data services. The new extension will allow ARtelecom to rapidly deploy a new VoIP network and offer prepaid and post-paid subscribers both voice and data services.
- MIND has implemented for the first time a solution for IP Legal Interception for a wireless carrier in Europe. This new product, based on MIND state-of-the-art real-time technology allows communication providers to comply with new legal requirements and standards. The new requirements include retention of collected data, access management, privacy protection and data integrity.
- MIND has won new contracts for VoIP mediation, billing and customer care with three new customers, two in Europe and one in the US.

Revenue Distribution for Q2 2003

The geographic revenue breakdown, as a percentage of total revenues, is as follows: sales in the EMEA region represented 70%, sales in the Americas represented 18% and sales in Asia represented 12%.

Revenue from our customer care and billing software totaled $2.58 million, while revenue from our enterprise call management software was $525 thousand. The revenue breakdown from our business lines of products was $1.82 million, or 58%, from licenses, $959 thousand, or 31%, from maintenance and $332 thousand, or 11%, from services.

Dividend Policy and Dividend Distribution

The Board of Directors has adopted a new dividend policy and also approved a distribution of $3 million as a cash dividend:

- Under the new dividend policy, the Company shall distribute a cash dividend once in a calendar year in an amount equal to the Company's net annual profits for the prior calendar year, if any. The new policy will commence in the calendar year 2004 with respect to the Company's net profits from 2003, if any. Each dividend distribution is subject to Board approval and subject to the requirements of the Israeli Companies Law. The Board will resolve upon such distribution on the date it approves the year-end applicable financial statements. There is no guarantee that the Company will have net profits in any given year, even if the Company has profits from its business operations in that year.

- The cash distribution of $3 million approved by the Board is subject to court approval. Under Israeli law, a Company with insufficient retained earnings is required to obtain approval from the court for such a distribution in order to ensure that the Company's creditors are not harmed by the action. The Company expects to obtain such court approval within eight to twelve weeks, there is no guarantee that such approval will not be delayed or denied.

Prior to paying any dividend, the Company will issue a press release announcing the dividend amount, record date and distribution date.

"Given our strong cash position and our positive operating cash flow for the last seven quarters, we believe that the $3 million cash dividend and our new dividend policy will enhance shareholders value," stated Monica Eisinger, MIND's CEO. "We are well positioned and have the required resources to respond to potentially increasing market needs and at the same time we are focused on targeting potential acquisitions that could benefit the company growth".

About MIND

MIND is a leading global provider of real-time mediation, rating, billing and customer care solutions for prepaid and post-paid voice, data and content. Our customers include worldwide leading carriers servicing millions of subscribers, using our end-to-end solutions for the deployment of new services. MIND operates from offices in the United States, Europe, China and Israeli headquarters.

For financial information, reports and presentations, please visit the Investor Relations site:
http://www.mindcti.com/ir

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

(tables to follow)

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30		December 31,
	2003	**2002**	**2002**
	(Unaudited)		(Audited)
	U.S. $ in thousands		
A s s e t s			
CURRENT ASSETS:			
Cash and cash equivalents	8,305	9,838	11,312
Accounts receivable:			
Trade	1,628	2,941	2,026
Other	784	737	658
Inventories	14	28	14
T o t a l current assets	10,731	13,544	14,010
LONG-TERM BANK DEPOSITS	37,380	30,324	31,631
PROPERTY AND EQUIPMENT, net of			
accumulated depreciation and amortization	1,301	1,622	1,363
OTHER ASSETS, net of accumulated amortization	938	1,022	963
T o t a l assets	50,350	46,512	47,967
Liabilities and shareholders' equity			
CURRENT LIABILITIES -			
accounts payable and accruals:			
Trade	585	490	167
Other	2,711	1,997	2,509
T o t a l current liabilities	3,296	2,487	2,676
EMPLOYEE RIGHTS UPON RETIREMENT	933	731	809
T o t a l liabilities	4,229	3,218	3,485
SHAREHOLDERS' EQUITY:			
Share capital	52	52	52
Additional paid-in capital	61,090	61,080	61,090
Deferred stock compensation		(64)	
Accumulated deficit	(15,021)	(17,774)	(16,660)
T o t a l shareholders' equity	46,121	43,294	44,482
T o t a l liabilities and shareholders' equity	50,350	46,512	47,967

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2003	**2002**	**2003**	**2002**	**2002**
	(Unaudited)		**(Unaudited)**		**(Audited)**
	U.S. $ in thousands (except per share data)				
REVENUES	5,931	4,920	3,107	2,509	10,008
COST OF REVENUES	1,454	1,284	780	626	2,479
GROSS PROFIT	4,477	3,636	2,327	1,883	7,529
RESEARCH AND DEVELOPMENT EXPENSES - net	1,582	1,954	805	940	3,723
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:					
Selling	1,878	2,368	966	1,151	4,154
General and administrative	557	641	291	350	1,279
OPERATING INCOME (LOSS)	460	(1,327)	265	(558)	(1,627)
FINANCIAL AND OTHER INCOME - net	1,251	547	571	413	2,078
INCOME (LOSS) BEFORE TAXES ON INCOME	1,711	(780)	836	(145)	451
TAXES ON INCOME	72		30		117
NET INCOME (LOSS)	1,639	(780)	806	(145)	334
EARNING (LOSS) PER SHARE - basic and diluted	$0.08	$(0.04)	$0.04	$(0.01)	$0.02
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER ORDINARY SHARE - IN THOUSANDS:					
Basic	20,686	20,666	20,686	20,666	20,677
Diluted	20,881	20,666	20,881	20,666	20,761

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30, 2003	Three months ended June 30, 2003	Year ended December 31, 2002
	(Unaudited)	(Unaudited)	(Audited)
	U.S. $ in thousands (except per share data)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income (loss)	$ 1,639	$ 806	$ 334
Adjustments to reconcile net income or loss to net cash provided by or used in operating activities:			
Depreciation and amortization	418	202	944
Deferred income taxes - net			16
Compensation expense resulting from options granted to employees			138
Accrued severance pay - net	49	37	
Capital loss (gain) on sale of property and equipment - net	(4)	2	14
Interest accrued on long-term bank deposits	(924)	(380)	(1,631)
Changes in operating asset and liability items:			
Decrease (increase) in accounts receivable:			
Trade	398	(106)	888
Other	(126)	139	281
Increase (decrease) in accounts payable and accruals:			
Trade	417	334	(318)
Other	203	(220)	1,023
Decrease (increase) in Inventories			12
Net cash provided by operating activities	2,070	814	1,701
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(292)	(146)	(180)
Long-term bank deposits	(37,000)	(37,000)	(30,000)
Withdrawal of long-term bank deposits	32,175		
Proceeds from sale of property and equipment	40	11	49
Net cash used in (provided by) investing activities	(5,077)	(37,135)	(30,131)
CASH FLOWS FROM FINANCING ACTIVITIES -			
employee stock options exercised and paid			19
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,077)	(36,321)	(28,411)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11,312	44,626	39,723
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	8,305	8,305	$ 11,312